SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

iBASIS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

450732201

(CUSIP Number)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

 Copy to:
Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue
New York, New York 10019

(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on following pages)
(Page 1 of 11 Pages)

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	Koninklijke KPN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	40,121,074
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	40,121,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	40,121,074
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	56.3%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	KPN B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	AF, BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	40,121,074
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	40,121,074
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	40,121,074
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	56.3%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	Celtic ICS Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	AF, BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	0
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended, in pertinent part, by the following:

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Koninklijke KPN N.V. (“KPN”) and KPN B.V. (formerly KPN Telecom B.V.) with the Securities and Exchange Commission on June 29, 2006, as such schedule was amended and restated on October 11, 2007 (the “Existing Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of iBasis, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 20 Second Avenue, Burlington, Massachusetts 01803.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of KPN, a public company incorporated under the laws of The Netherlands, KPN B.V., a private limited liability company organized under the laws of The Netherlands, and Celtic ICS Inc., a Delaware corporation (“Merger Sub”). The address of the principal business and principal office of each of KPN, KPN B.V. and Merger Sub is Maanplein 55, 2516 CK, The Hague, The Netherlands. Merger Sub is a wholly owned subsidiary of KPN B.V., which is a wholly owned subsidiary of KPN.

KPN, together with KPN B.V. and their respective subsidiaries, is the leading telecommunications and information and communication technologies (“ICT”) service provider in The Netherlands, offering wireline and wireless telephony, internet and television to consumers, and end-to-end telecommunications and ICT services to business customers. Merger Sub was formed by KPN B.V. solely for purposes related to the Offer (as defined in Item 4 below).

The name, citizenship, business address and present principal occupation or employment (and the name, principal business and address of each corporation or other organization in which such employment is conducted) of each executive officer and director of KPN, KPN B.V. and Merger Sub are set forth on Schedule A attached hereto, which is incorporated herein by this reference. During the last five years, none of KPN, KPN B.V., Merger Sub or, to their knowledge, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended, in pertinent part, by the following:

KPN, KPN B.V. and Merger Sub estimate that approximately $48.2 million in cash will be required to consummate the transactions described in Item 4 below in connection with the Offer (as defined in Item 4 below). KPN will obtain these funds from cash on hand and/or borrowings under its revolving credit facility (the “Credit Facility”). KPN will make such funds available as necessary to KPN B.V. and Merger Sub.

The terms of the Credit Facility are set forth in the Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 (the “Credit Agreement”) among KPN, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, Bank of America, N.A., BNP Paribas, Citibank International PLC, London, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Credit Suisse, Deutsche Bank Luxembourg S.A., Fortis Bank (Nederland) N.V., HBV Banque Luxembourg Societe Anonyme, ING Bank N.V., JPMorgan Chase Bank, N.A. and The Royal Bank of Scotland PLC, as original lenders, and the other financial institutions party thereto. The Credit Agreement is attached hereto as Exhibit C and is incorporated herein by this reference. The following description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement.

The term of the Credit Facility is seven years from August 16, 2006. Borrowings under the Credit Facility, which is unsecured, are subject to customary conditions relating to the absence of defaults and the truth of specified representations and warranties in all material respects. The Credit Facility may be drawn in multiple borrowings and in multiple currencies, including U.S. dollars so long as U.S. dollars are readily available and freely convertible into euro.

Borrowings in U.S. dollars under the Credit Facility bear interest at a rate equal to LIBOR plus a margin of 0.175% (increasing to 0.20% following the fifth anniversary of the Credit Agreement) per annum (plus mandatory cost, if any, to compensate lenders for compliance with certain reserve requirements). In addition, KPN is obligated to pay a commitment fee equal to 30% of the then applicable interest rate margin on the daily unused amount of the lenders’ commitments under the Credit Facility and, at any time when outstanding borrowings exceed 50% of the total commitments under the Credit Facility, a utilisation fee equal to 0.025% per annum on outstanding borrowings. Total commitments under the Credit Facility equal €1,500,000,000.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended, in pertinent part, by the following:

On July 12, 2009, KPN delivered a letter to the board of directors of the Issuer regarding KPN’s intention to commence, through KPN B.V., a tender offer (the “Offer”) for all of the shares of Common Stock not already owned by KPN B.V. at an offer price of $1.55 per share in cash, without interest and less any required withholding tax. The letter and a press release announcing the Offer are attached hereto as Exhibits D and E, respectively, and are incorporated herein by this reference.

The offer price represents a premium of approximately 19.2% over the closing price of the Common Stock on The NASDAQ Global Market on July 10, 2009 and 33.6% over the average closing price during the three months preceding July 10, 2009. There will be no financing condition to the Offer.

If KPN B.V. owns at least 90% of the outstanding shares of Common Stock following consummation of the Offer, KPN B.V. intends, as soon as reasonably practicable thereafter, to contribute all of the shares of Common Stock then held by it (and any required cash) to Merger Sub and to cause Merger Sub and the Issuer to consummate a subsequent “short-form” merger under Delaware law in which the Issuer survives and shares of Common Stock (other than shares then held by Merger Sub) that are not tendered in the Offer are converted into the right to receive cash at the same price paid in the Offer, without interest (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law). If the Offer is not consummated or if, for any reason, the Offer is consummated but a second-step merger is not consummated, KPN and KPN B.V. would review their options at that time, which would include taking no further action, purchasing or disposing of shares of Common Stock in the open market or in privately negotiated transactions, making a new offer or seeking to negotiate a merger or other business combination with the Issuer.

Except as set forth herein and in the Share Purchase Agreement (as defined in the Existing Schedule 13D), none of KPN, KPN B.V., Merger Sub or, to the knowledge of KPN, KPN B.V. and Merger Sub, any of the executive officers or directors named on Schedule A attached hereto, has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) According to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, there were 71,228,328 shares of Common Stock outstanding as of April 30, 2009. KPN B.V. is the beneficial owner of 40,121,074 shares of Common Stock, or 56.3% of the Common Stock outstanding as of April 30, 2009. KPN, as the owner of 100% of the capital stock of KPN B.V., may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by KPN B.V. Merger Sub does not beneficially own any shares of Common Stock as of the date of this filing.

To the knowledge of KPN, KPN B.V. and Merger Sub, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b) KPN B.V. and KPN have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, of the shares of Common Stock described herein.

(c) None of KPN, KPN B.V., Merger Sub or any executive officer or director named on Schedule A attached hereto has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended, in pertinent part, by the following:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to include the following:

Exhibit A	Joint Filing Agreement as required by Rule 13d−1 under the Securities Exchange Act of 1934.

Exhibit B	Power of Attorney dated as of July 11, 2009.

Exhibit C
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among KPN, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto.

Exhibit D	Letter, dated July 12, 2009, to the board of directors of iBasis, Inc.

Exhibit E	Press release issued by KPN on July 13, 2009.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify, as of July 13, 2009, that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.,

By:	/s/ Eric Hageman
	Name:	Eric Hageman
	Title:	Executive Vice President Finance & Attorney-in-Fact

KPN B.V.,

by: KONINKLIJKE KPN N.V.,
its sole director

by
/s/ Eric Hageman
	Name:	Eric Hageman
	Title:	Executive Vice President Finance & Attorney-in-Fact

CELTIC ICS INC.,

by
/s/ Eric Hageman
	Name:	Eric Hageman
	Title:	President

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

The name, position, business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization (other than Koninklijke KPN N.V., the principal business and address of which are described in Item 2 of the Schedule 13D to which this Schedule A is attached) in which such employment is conducted) of each of the executive officers and directors of Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. are set forth below. Each person identified is a Dutch citizen, with the exception of M. Bischoff, who is a citizen of Germany, D.I. Jager, who is a citizen of the United States, and S.P. Miller, who is a citizen of South Africa.

Koninklijke KPN N.V.

Name	Position	Present Principal Occupation	Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics	Maanplein 55 2516 CK, The Hague The Netherlands
M. Bischoff	Member of Supervisory Board	Retired from DaimlerChrysler	Maanplein 55 2516 CK, The Hague The Netherlands
C.M. Colijn-Hooijmans	Member of Supervisory Board	Member of Management Board of TNO, a research organization	Schoemakerstraat 97 2600 JA Delft The Netherlands
D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	Maanplein 55 2516 CK, The Hague The Netherlands
Ir M.E. van Lier Lels	Member of Supervisory Board	Former Chief Operating Officer of Schiphol Group	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.M. Streppel	Member of Supervisory Board	Member of Management Board and Chief Financial Officer of Aegon N.V., a life insurance, pension and investment company	Aegon N.V. P.O. Box 202 2501 CE The Hague The Netherlands
R.J. Routs	Member of Supervisory Board	Retired from Royal Dutch Shell Plc	Maanplein 55 2516 CK, The Hague The Netherlands
D.J. Haank	Member of Supervisory Board	Chief Executive Officer of Springer Science +Business Media, a scientific and medical journal publisher	Heidelbergerplatz 3 14197 Berlin Germany
A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chief Executive Officer and Chairman of Management Board of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
E. Blok	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

Name	Position	Present Principal Occupation	Business Address
S.P. Miller	Member of Management Board and Managing Director Mobile International	Member of Management Board and Managing Director Mobile International of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.P. Coopmans	Member of Management Board and Managing Director Consumer Segment	Member of Management Board and Managing Director Consumer Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

KPN B.V.

Name	Position	Present Principal Occupation	Business Address
Koninklijke KPN N.V.*	Director	N.A.	N.A.
* The sole director of KPN B.V. is Koninklijke KPN N.V.  The executive officers and directors of Koninklijke KPN N.V. are set forth above.

Celtic ICS Inc.

Name	Position	Present Principal Occupation	Business Address
Eric Hageman	Director, President	Executive Vice President Finance of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
Michel Hoekstra	Secretary	Legal Officer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
Marielle Vogt	Treasurer	Co-Treasurer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands